Series 1

PRUDENTIAL PACIFIC GROWTH
FUND
FYE: October 31, 2000

Sub - Item Number 77. J

Reclassification of Capital Accounts:
The Fund accounts for and reports
distributions to shareholders in
accordance with the American Institute
of Certified Public Accountants (AICPA)
Statement of Position 93-2:
Determination, Disclosure, and Financial
Statement Presentation of Income,
Capital Gain, and Return of Capital
Distributions by Investment Companies.
The effect of applying this statement
was to decrease accumulated net
investment loss by $22,663 and
decrease accumulated net realized gain
on investments and foreign currency
transactions by $22,663 for foreign
currency losses realized and recognized
during the year ended October 31,
2000. Net investment loss, net realized loss and net assets were not affected by these changes.